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                                                                     EXHIBIT 3.2


                             AMENDMENT NO. 1 TO THE
              AMENDED AND RESTATED BYLAWS OF CARMIKE CINEMAS, INC.
                          (effective as of May 9, 2003)

     Effective as of May 9, 2003, Section 3.1 of Article III of the Amended and Restated Bylaws of Carmike Cinemas, Inc., was amended and restated in its entirety as follows:

     Section 3.1. Duties and Number of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors consisting of eleven (11) directors. At any annual or special meeting, the stockholders may, and at any meeting of the Board of Directors, the Board of Directors may, fix a different number of directors who shall constitute the full Board of Directors, but the full Board of Directors shall consist of not less than six (6) and no more than twelve
     (12) directors.